

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2020

Joseph A. Wiley
Chief Executive Officer
Amryt Pharma plc
Dept 920a 196 High Road, Wood Green
London, United Kingdom N22 8HH

> **Re: Amryt Pharma plc**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed July 6, 2020**
> **File No. 333-239395**

Dear Dr. Wiley:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 to Form F-1 filed on July 6, 2020

Exhibits

1. Please have counsel file an amended opinion that does not include the assumptions set forth in paragraphs 3.1.4, 3.1.5, 3.1.6, 3.1.7 and, with respect to the Issued Shares, 3.1.8. Refer to Staff Legal Bulletin No. 19, Section II.B.3.a.

You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Boris Dolgonos, Esq.